As filed with the Securities and Exchange Commission on September 24, 2004
                             Registration No. 333-
                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                     _____________________________________

                                    FORM F-6
                             REGISTRATION STATEMENT
                                     UNDER
         THE SECURITIES ACT OF 1933 FOR DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS
                              ____________________

               HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED
   (Exact name of issuer of deposited securities as specified in its charter)
                                  ____________

                                      N/A
                  (Translation of issuer's name into English)
                                 _____________

                                 CAYMAN ISLANDS
           (Jurisdiction of incorporation or organization of issuer)
             _____________________________________________________

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)
                             ______________________

                        388 Greenwich Street, 14th Floor
                            New York, New York 10013
                                 (212) 816-6763
         (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
                             ______________________

                       Hutchison Whampoa Agents (US) Inc.
                        10900 NE 8th Street, Suite 1488
                               Bellevue, WA 98004
                                 (425) 709-8882
    (Address, including zip code, and telephone number, including area code, of agent for service)
              ___________________________________________________

                                   Copies to:

    Sebastian R. Sperber, Esq.                      Edward Lam, Esq.
       David W. Hirsch, Esq.            Skadden, Arps, Slate, Meagher & Flom LLP
Cleary, Gottlieb, Steen & Hamilton          30th Floor, Tower 2 Lippo Centre
            39th Floor                            89 Queensway, Central
        Bank of China Tower                             Hong Kong
     One Garden Road, Central                        (852) 2820 0700
             Hong Kong
          (852) 2521 4122
              ____________________________________________________

It is proposed that this filing become
effective under Rule 466:                          [ ]  immediately upon filing
                                                   [ ]  on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares. Check the following box: |X|
________________________________________________________________________________


                               CALCULATION OF REGISTRATION FEE
---------------------------------- ------------- ----------------- ----------------- -------------
                                                 Proposed Maximum  Proposed Maximum   Amount of
Title of Each Class of Securities  Amount to be  Aggregate Price      Aggregate      Registration
         to be Registered           Registered      Per Unit*      Offering Price**      Fee
---------------------------------- ------------- ----------------- ----------------- -------------
    American Depositary Shares
 representing ordinary shares of
   Hutchison Telecommunications
      International Limited        100,000,000        $5.00         $5,000,000.00      $1,250.00
---------------------------------- ------------- ----------------- ----------------- -------------

* For the purpose of this table only, each Unit represents 100 American Depositary Shares.

** Estimated solely for the purpose of calculating the registration fee.
   Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                  PART I - INFORMATION REQUIRED IN PROSPECTUS



ITEM 1.    DESCRIPTION OF SECURITIES TO BE REGISTERED

                             Cross Reference Sheet

                                         Location in Form of American Depositary
                                         Receipt ("Receipt") Filed Herewith
Item Number and Caption                  as Prospectus
-----------------------                  ---------------------------------------

1. Name and address of                   Face of Receipt, introductory
depositary                               paragraph and final sentence on face


2. Title of American Depositary          Receipts and Face of Receipt, top
introductory identity of deposited       center and introductory paragraph
securities


Terms of Deposit:
-----------------

(i) The amount of deposited              Face of Receipt, upper right corner
securities represented                   and introductory paragraph
by one unit of American
Depositary Shares

(ii) The procedure for voting,           Reverse of Receipt, paragraph (16)
if any, the deposited                    and (17)
securities

(iii) The collection and                 Face of Receipt, paragraphs (2)
distribution of dividends                and (4), Reverse of
                                         Receipt, paragraph (14)

(iv) The transmission of                 Face of Receipt, paragraph (13),
notices, reports and proxy               Reverse of soliciting material
                                         Receipt, paragraph (17)

(v) The sale or exercise of rights       Face of Receipt, paragraphs (2) and
                                         (4), Reverse of Receipt, paragraph (14)

(vi) The deposit or sale of              Face of Receipt, paragraph (3),
securities resulting from dividends,     Reverse of Receipt, paragraph (14)
splits or plans of reorganization

(vii) Amendment, extension or            Reverse of Receipt, paragraphs (22)
termination of the deposit               and (23), no provision for extension
agreement

(viii) Rights of holders of Receipts     Face of Receipt, paragraph (13)
to inspect the  transfer books of
the Depositary and the list of
holders of Receipts

(ix) Restrictions upon the right         Face of Receipt, paragraphs (2), (4),
to deposit or withdraw the               (6), (7), (9) and (10)
underlying securities

(x) Limitation upon the liability        Face of Receipt, paragraph (17), (19)
of the depositary                        and (20)


3. Fees and Charges                      Face of Receipt, paragraph (10)


ITEM 2.    AVAILABLE INFORMATION


                                         Location in Form of American Depositary
Item Number and Caption                  Receipt Filed Herewith as Prospectus
-----------------------                  ---------------------------------------

2(b) Statement that the foreign          Face of Receipt, paragraph (13).
issuer is subject to the periodic
reporting requirements of the
Securities Exchange Act of 1934 and,
accordingly, files certain reports
with the Commission. Documents can
be inspected by holders of American
Depositary Receipts and copied at
public reference facilities
maintained by the Commission located
at Judiciary Plaza, 450 Fifth
Street, N.W., Washington, D.C. 20549



                PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 3.    EXHIBITS

     (a) Form of Deposit Agreement (including the form of American Depositary Receipt), among Hutchison Telecommunications International Limited, Citibank, N.A. as depositary, and the holders and beneficial owners from time to time of American Depositary Receipts issued thereunder.

     (b) Any other agreement, to which the depositary is a party relating to the issuance of the American Depositary Shares registered hereby of the custody of the deposited securities represented thereby. - None.

     (c) Every material contract relating to the deposited securities between the depositary and the issuer of the deposited securities in effect at any time within the last three years. - None.

     (d) Opinion of Skadden, Arps, Slate, Meagher & Flom LLP, counsel for the Depositary, as to the legality of the securities being registered, indicating whether they will when sold be legally issued, and entitle the holders thereof to the rights specified therein.

     (e)   Rule 466 certification. - None.

     (f) Powers of attorney for certain officers and directors and the authorized representative of the Company. - Set forth on signature pages hereto.

ITEM 4.    UNDERTAKINGS

     (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

     (b) If the amount of fees are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary hereby undertakes to notify each registered holder of an American Depositary Receipt thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, by and among Hutchison Telecommunications International Limited, Citibank, N.A. as depositary, and all holders and beneficial owners from time to time of American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 24th day of September, 2004.

                                        Legal entity created by the Deposit
                                        Agreement under which the American
                                        Depositary Shares registered hereunder
                                        are to be issued, every one American
                                        Depositary Share representing fifteen
                                        registered ordinary shares, par value
                                        HK$0.25 per share, of Hutchison
                                        Telecommunications International Limited

                                        Citibank, N.A., solely in its capacity
                                        as Depositary



                                        By: /s/Susanna Mancini
                                           ---------------------------------
                                        Name:  Susanna Mancini
                                        Title: Vice President

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on September 24, 2004.

                                        Hutchison Telecommunications
                                        International Limited


                                        By: /s/Tim Lincoln Pennington
                                           ---------------------------------
                                        Name:  Tim Lincoln Pennington
                                        Title: Executive Director and Chief
                                               Financial Officer


                               POWERS OF ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Chan Ting Yu and Tim Lincoln Pennington to act as his/her true and lawful attorney-in-fact and agent, each with full power of substitution and resubstitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities:

  SIGNATURE                        TITLE
  ---------                        -----

/s/FOK, Kin-Ning, Canning         Chairman and Non-executive Director
---------------------------
FOK Kin-Ning, Canning


/s/Dennis Pok Man LUI             Executive Director and Chief Executive Officer
---------------------------
Dennis Pok Man LUI


/s/CHAN Ting Yu                   Executive Director
---------------------------
CHAN Ting Yu


/s/Tim Lincoln PENNINGTON         Executive Director and Chief Financial and
---------------------------       AccountingOfficer
Tim Lincoln PENNINGTON


/s/CHOW WOO Mo Fong, Susan        Non-executive Director
---------------------------
CHOW WOO Mo Fong, Susan


/s/Frank John SIXT                Non-executive Director
---------------------------
Frank John SIXT


                                  Independent Non-executive Director
---------------------------
KWAN Kai Cheong


                                  Independent Non-executive Director
---------------------------
John W. STANTON


                                  Independent Non-executive Director
---------------------------
Kevin WESTLEY

                   SIGNATURE OF AUTHORIZED REPRESENTATIVE OF


               Hutchison Telecommunications International Limited

         Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Hutchison Telecommunications International Limited, has signed this Registration Statement or amendment thereto in the United States, on September 24, 2004.

                                        Hutchison Telecommunications
                                        International Limited



                                        By:    /s/ Donald J. Puglisi
                                              ---------------------------------
                                              Name:  Donald J. Puglisi
                                              Title: Authorized Representative

                               INDEX TO EXHIBITS

Exhibit Number         Exhibit
--------------         -------

(a)                    Form of Deposit Agreement among Hutchison
                       Telecommunications International Limited,
                       Citibank, N.A. as depositary, and the holders and beneficial owners from time to time of American Depositary Receipts issued thereunder.

(d) Opinion of Skadden, Arps, Slate, Meagher & Flom LLP, counsel for the Depositary, as to the legality of the securities to be registered, indicating whether they will when sold be legally issued, and entitle the holders thereof to the rights specified therein.